Act 34
Section 13A
Rule
Public Availability 2-26-02

NO ACT
P.E 2-26-21
1-10646

February 26, 2002

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: RBC Centura Banks, Inc.
Incoming letter dated February 26, 2002

Based on the facts presented, and so long as the Royal Bank of Canada ("Royal Bank") directly or indirectly through one or more wholly owned subsidiaries owns all of the outstanding common stock of RBC Centura Banks, Inc. ("Company"), the Division will not recommend enforcement action to the Commission if, with respect to the common stock:

(1) the Company does not file proxy or information statements under Section 14 of Securities Exchange Act of 1934 ("Exchange Act");

(2) the Company's officers, directors and beneficial holders of its common stock do not file reports with respect to the Company's common stock under Section 16(a) of the Exchange Act;

(3) the Company's common stock holders do not file reports under Section 13(d) or 13(g) of the Exchange Act with respect to their holdings; and

(4) the filing requirements under Section 13(e) of the Exchange Act are not complied with in connection with transactions involving the Company's common stock.

If the Company registers another class of its securities under Section 12 of the Exchange Act, it should comply with all of the requirements imposed on it as a result of registration of that class.

This position is based on the representations made in your letter to the Division. Any different facts or conditions might require a different conclusion. Moreover, this letter expresses the Division's position on enforcement action only and does not express a legal conclusion on the questions presented.

Sincerely,

Elliot B. Staffin
Special Counsel

CR6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2002

Donald R. Crawshaw, Esq.
Sullivan & Cromwell
125 Broad Street
New York, NY 10004-2498

Re: RBC Centura Banks, Inc.

Dear Mr. Crawshaw:

In regard to your letter of February 26, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

SULLIVAN & CROMWELL

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE

February 26, 2002

Division of Corporation Finance,
Securities and Exchange Commissions,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Mr. Elliot Staffin, Room 3005

Re: RBC Centura Banks, Inc.

Ladies and Gentlemen:

This letter is being submitted on behalf of our client, RBC Centura Banks, Inc. (the "Company"), a North Carolina Corporation.

At the close of business on June 5, 2001, Rock Merger Subsidiary, Inc., a North Carolina corporation and a wholly owned subsidiary of Royal Bank of Canada, a Canadian chartered bank ("Royal Bank"), merged with and into the Company (the "Merger"). The surviving corporation in the Merger was the Company, which prior to the Merger was named Centura Banks, Inc. Upon the Merger, all of the outstanding common stock of the Company was converted into the right to receive common shares of Royal Bank, and the Company became a wholly owned subsidiary of Royal Bank. The Merger was completed in accordance with the description found in the definitive proxy statement/prospectus included in a Registration Statement on Form F-4 (SEC File No. 333-56142) (the "Form F-4"), which was declared effective by the Securities and Exchange Commission (the "SEC") on March 29, 2001. The only outstanding equity securities of the Company are shares of common stock.

The structure and effects of the Merger are set forth in Section 2.01(a) of the Agreement and Plan of Merger, dated as of January 26, 2001, between the Company and Royal Bank (the "Merger Agreement"). The Merger Agreement is reproduced as Appendix A to the Prospectus/Proxy Statement included in the Form F-4. Section 2.01(a) of the Merger Agreement provides, in part: "the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger."

The Merger was effected pursuant to the laws of North Carolina. Section 55-11-06(a)(1) of the North Carolina Business Corporation Act (the "NCBCA") provides that when a merger takes effect, "every other corporation party to the merger merges into the surviving corporation and the separate existence of every corporation except the surviving corporation ceases." Furthermore, Section 55-11-06(a)(3) of the NCBCA provides that "the surviving corporation has all liabilities of each corporation party to the merger."

Since the Company was the survivor in the Merger, immediately following the Merger the Company continued to have the same reporting obligations under the Securities Exchange Act of 1934 (the "Exchange Act") as it did prior to the Merger.

Pursuant to Section 15(d) of the Exchange Act, the Company's reporting obligations under Section 15(d) had been suspended "so long as" the Company had a reporting obligation pursuant to Section 13(a) of the Exchange Act because of the registration of its common stock pursuant to Section 12(b) of the Exchange Act. Following the Merger, the New York Stock Exchange filed a Form 25 on June 7, 2001 with the SEC. As a result, the Company no longer had securities registered under Section 12(b) of the Exchange Act. However, at that time the Company's reporting obligations under Section 15(d) of the Exchange Act were renewed. The fact that the Merger occurred on June 5, 2001 did not alter the nature of the Company's reporting obligations under Section 15(d) of the Exchange Act since the Company did not take any action (e.g., by filing a Form 15) to terminate such obligations.

The Company's fiscal year ended on December 31, 2001. On such date, the securities issued by the Company were "held of record" by less than three hundred holders as determined pursuant to Rule 12g5-1 under the Exchange Act. Pursuant to Section 15(d) of the Exchange Act, the duty to file supplementary and periodic information, documents and reports under that subsection is automatically suspended as to any fiscal year if, at the beginning of such fiscal year, the securities issued by the Company are held of record by less than three hundred holders. Such a suspension would prevent the Company from meeting the eligibility requirements to register offerings of securities under the Securities Act of 1933 (the "Securities Act") on Form S-3. In order to prevent the suspension of the Company's obligation to file periodic reports under the Exchange Act, the Company voluntarily filed a Form 8-A for the registration of the Company's common stock pursuant to Section 12(g) of the Exchange Act on December 28, 2001, prior to the termination of the Company's fiscal year on December 31, 2001.

Following the Merger, the Company continued to comply with the reporting obligations under Section 15(d) of the Exchange Act and filed a report on Form 8-K on June 20, 2001 and reports on Form 10-Q on August 14, 2001 and on November 14, 2001 using the reduced disclosure format permitted by General Instruction H to the Form 10-Q. The Company intends to file a report on Form 10-K in a timely manner using the reduced disclosure format permitted by General Instruction I to the Form 10-K. The Company is currently eligible to use the reduced disclosure format for Form 10-Q and Form 10-K because it meets the conditions set forth in General Instructions H(1)(a) and (b) to Form 10-Q and General Instructions I(1)(a) and (b) to Form 10-K: (i) all of the outstanding equity securities of the Company are owned, either directly or indirectly, by a single person, Royal Bank, and Royal Bank has filed all the material required to be filed pursuant to Section 13 of the Exchange Act, and (ii) there has not been during the preceding 36 calendar months and any subsequent period of days a material default of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days with respect to any indebtedness of Royal Bank or its subsidiaries and there has not been any material default in the payment of rentals under material long-term leases.

Registration of the Company's common stock pursuant to Section 12(g) of the Exchange Act imposes upon the holders thereof, the Company, its officers and directors certain requirements under Sections 13(d), 13(e) 13(g), 14 and 16(a) of the Exchange Act. These requirements are, among other things, intended to protect holders of equity securities registered under Section 12(g) of the Exchange Act. However, we believe that so long as all of the shares of the Company's common stock are owned by Royal Bank directly or indirectly through one or more wholly owned entities, such protection is unnecessary, and the disclosure and reporting requirements of such Sections would have no meaningful application.

Accordingly, we respectfully request the concurrence of the staff (the "Staff") of the SEC that, as a result of the registration of the Company's common stock under Section 12(g) of the Exchange Act and for so long as all of the shares of the Company's common stock are owned by Royal Bank directly or indirectly through one or more wholly owned entities, the Staff will not recommend that the Commission take any enforcement action if (1) the Company does not file proxy or information statements pursuant to Section 14 of the Exchange Act; (2) the officers, directors and holders of the Company's common stock do not file reports with respect to the Company's common stock under Section 16(a) of the Exchange Act; (3) the holders of the shares of the Company's common stock do not file reports under Section 13(d) or (g) of the Exchange Act with respect to such holdings; and (4) the Company considers Section 13(e) of the Exchange Act to be inapplicable to transactions involving the shares of the Company's common stock. The Company will file all reports required by Section 13(a) of the Exchange Act unless and until it terminates the registration of the common stock under the Exchange Act pursuant to Rule 12g-4 thereunder.

We note that the Staff has responded favorably to similar requests in analogous situations. See, e.g., Mission Energy Company (November 4, 1994); see also Duke Energy Corporation (December 29, 1997); see also GS Financial Products U.S. L.P. (May 5, 1995).

For the convenience of the Staff, seven copies of this letter are included herewith.

If you have any questions concerning this letter or require additional information, please contact Kevin West at (212) 558-3094 or the undersigned at (212) 558-4016. Please acknowledge receipt hereof by stamping and returning the enclosed copy to our messenger, who has been instructed to wait.

Very truly yours,

Donald Crawshaw

Donald R. Crawshaw

cc: Antonio Fratianni
(Royal Bank of Canada)

Elizabeth A. Edelman
(RBC Centura Banks, Inc.)